Exhibit 99.1

Youxin Technology Ltd Announces 1-for-5 Share Consolidation

Guangzhou, China, July 27, 2026 (GLOBE NEWSWIRE) — Youxin Technology Ltd (Nasdaq: YAAS) (“Youxin Technology” or the “Company”), a software as a service (“SaaS”) and platform as a service (“PaaS”) provider committed to helping retail enterprises digitally transform their businesses, today announced that the Company’s board of directors has approved a share consolidation of the Company’s Class A ordinary shares at a ratio of one-for-five, with an expected market effective date of July 30, 2026. The objective of the share consolidation is to increase the per-share trading price of the Company’s Class A ordinary shares and provide the Company with greater flexibility to support the continued listing and marketability of its securities.

Beginning with the opening of trading on July 30, 2026, the Company’s Class A ordinary shares will trade on the NASDAQ Capital Market on a split-adjusted basis, under the same symbol “YAAS” but under a new CUSIP Number, G9876W138.

The share consolidation will reduce the number of the Company’s Class A ordinary shares issued and outstanding from approximately 33,846,647 to approximately 6,769,330 (subject to adjustment due to the effect of rounding up fractional shares into whole shares). The authorized number of Class A ordinary shares will be reduced by the same ratio, from 204,750,000 to 40,950,000, and the par value of each Class A ordinary share will increase from US$0.008 to US$0.04. The Company’s authorized share capital will remain US$1,640,000, divided immediately following the share consolidation into 40,950,000 Class A ordinary shares of a par value of US$0.04 each and 20,000,000 Class B ordinary shares of a par value of US$0.0001 each. The Company’s Class B ordinary shares are not being consolidated and are not affected by the share consolidation.

As a result of the share consolidation, each five pre-split ordinary shares outstanding will automatically combine and convert to one issued and outstanding Class A ordinary share without any action on the part of the shareholder. No fractional ordinary shares will be issued to any shareholders in connection with the share consolidation. The total number of Class A ordinary shares to be received by each shareholder will be rounded up to the next whole Class A ordinary share that would have resulted from the share consolidation.

About Youxin Technology Ltd

Youxin Technology Ltd is a SaaS and PaaS provider committed to helping retail enterprises digitally transform their businesses through its cloud-based SaaS product and PaaS platform. The Company provides customized, comprehensive and fast-deployment omnichannel digital solutions to its customers. For more information, please visit the Company’s website: https://ir.youxin.cloud.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For more information, please contact:

Youxin Technology Ltd

Investor Relations Department

Email: ir@youxin.cloud

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com